Exhibit 99.2

The transactions described in this report involve securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transactions described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

July 10, 2018

Press Release

Company Name: Idemitsu Kosan Co., Ltd.

Representative Director and CEO: Shunichi Kito

(Company Code: 5019, TSE 1st Section)

Contact person:

Koji Tokumitsu, General Manager, Investor Relations Office, Treasury Department

(TEL: +81-3-3213-9307)

Announcement Regarding Execution of Agreement with Our Major Shareholders

Idemitsu Kosan Co., Ltd. (“we” or the “Company”) hereby announces that we have executed an agreement (the “Agreement”) with our major shareholders, namely Nissho Kosan K.K. and Mr. Masakazu Idemitsu (collectively, “Our Major Shareholders”), regarding the business integration with Showa Shell Sekiyu K.K. (“Showa Shell”), etc.

1.	Purpose and Background of the Agreement

Although we have advanced discussions with Showa Shell aimed at the business integration since we executed the share purchase agreement on July 30, 2015 with subsidiary companies of Royal Dutch Shell plc to acquire Showa Shell shares, the business integration has not been realized because the discussions with Our Major Shareholders were not settled. However, during this time, our competitors have been taking steady steps towards industrial reorganization while the business environment surrounding the domestic oil industry is becoming more challenging; thus, it is urgent that we implement the business integration of both companies soon. On the other hand, we recognize that it is also crucial to establish a stable and positive relationship with our major shareholders, who are symbols of the Company, which bears the name “Idemitsu”.

We resumed discussions with Our Major Shareholders at the beginning of spring this year, to establish a relationship. During the course of the discussions, concerns of Our Major Shareholders that the corporate philosophy supporting the Company’s fundamentals would not be succeeded to because of the business integration were gradually eliminated.

We and Our Major Shareholders now believe that joining forces to make the Company better will enhance the Company’s enterprise value, and consequently, have executed the Agreement.

2.	Outline of the Agreement

An outline of the Agreement is as follows.

(1)	Implementation of a share exchange

We will implement a share exchange (the “Share Exchange”), to be effective on April 1, 2019, with Showa Shell, in which the Company will distribute its shares to shareholders of Showa Shell and acquire all of the issued shares of Showa Shell. The share exchange ratio of the Share Exchange will be appropriately determined by agreement of both companies by using the respective share prices of Showa Shell and the Company as the main criterion, and based on the results of due diligence reviews to be carried out and the profit of both companies’ shareholders. (Note 1)

(Note 1)	For more details of the Share Exchange, please refer to today’s press release by Showa Shell and the Company, titled “Announcement Regarding Execution of Business Integration Agreement”.

(2)	The exercise by Our Major Shareholders of voting rights to approve the Share Exchange at the Company’s shareholders’ meeting

In the case where all of the following conditions are satisfied, Our Major Shareholders shall exercise all their voting rights at the Company’s extraordinary shareholders’ meeting (the “Extraordinary Shareholders’ Meeting”), to be held by March 31, 2019, to approve (i) the proposal to approve the Share Exchange, and (ii) the matters to be proposed by the Company and generally related to a shareholders’ meeting concerning a share exchange. If Our Major Shareholders determine not to exercise their voting rights to approve any of the Company’s proposals at the Extraordinary Shareholders’ Meeting because any of the following conditions is not satisfied, the Agreement will be immediately invalid.

(a)

The number of candidates to be directors (excluding independent outside directors) the Company proposes to newly elect on the occasion of the Share Exchange at the Extraordinary Shareholders’ Meeting is approximately five. Our Major Shareholders can recommend two persons of such five candidates. The Company will, with respect to the persons that Our Major Shareholders notifies the Company will be recommended to the Company as candidates, carry out election procedures pursuant to its internal rules to admit such persons as candidates to be directors.

(b)

The Company will have not submitted a proposal regarding change of its trade name at the Extraordinary Shareholders’ Meeting, or taken any other action against its operation policy as provided in (3) below.

(c)

When announcing the execution of the basic agreement with Showa Shell regarding the Share Exchange, the Company will also announce that it aims to acquire its 12 million treasury shares by the Extraordinary Shareholders’ Meeting. (Note 2)

(d)

The Company will announce, by the Extraordinary Shareholders’ Meeting, a future medium-term management plan (the “Medium-Term Management Plan”) which takes into account expected effects from the Share Exchange. Also, the Company will (i) in the Medium-Term Management Plan, indicate certain amounts as the final profit objective for three fiscal years subject to the Medium-Term Management Plan (“Fiscal Years subject to the Plan”) (upon consultation with Showa Shell, the Company sets its final profit objective for Fiscal Years subject to the Plan as a total of 500 billion yen or more), and (ii) represent that it will return to its shareholders profits for the Fiscal Years subject to the Plan at a certain rate, which is 50% or more (no less than 10% of such shareholder return will be allotted to the acquisition of treasury shares for each Fiscal Year subject to the Plan, and such acquisition of the treasury shares does not include the acquisition of the treasury shares specified in (c) above, which will be expressly indicated in the Medium-Term Management Plan).

(Note 2)

For more details regarding the announcement of the Company’s acquisition of its treasury shares, please refer to today’s press release by the Company, titled “Announcement Regarding Acquisition of Treasury Shares (Acquisition of Treasury Shares pursuant to the Articles of Incorporation under the Provision of Article 459, Paragraph 1 of the Companies Act of Japan)”.

(3)	Operation of the Company after the Share Exchange

The operation of the Company after the Share Exchange will be as follows.

(a)

Unless the ratio of the number of shares held by Our Major Shareholders to the number of all voting rights materially changes, Our Major Shareholders will be able to recommend two persons as candidates to be directors proposed by the Company pursuant to the procedures specified in (2) (a) above. If the ratio of the number of the shares held by Our Major Shareholders to the number of all voting rights materially changes, Our Major Shareholders and the Company will have good faith discussions on how to deal with Our Major Shareholders’ recommendation of candidates to be directors proposed by the Company.

(b)	We will maintain the Company’s trade name.

(c)	We will continue to use the Company’s brand.

3.	Future Outlook

As set forth in today’s press release by Showa Shell and the Company, titled “Announcement Regarding Execution of Business Integration Agreement”, we aim to implement the Share Exchange and the business integration, subject to the approval at the shareholders meeting of both companies to be held in December 2018.

End